Securities and Exchange Commission
                            Washington, D.C. 20549

                                  Form 11-K

(X) Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 1995

( ) Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 (No Fee Required)

For the transition period _____________ to ________________

Commission file number 0-14781


A.   Full Title of Plan:  M.S. Carriers, Inc. Retirement Savings Plan

B.   Name of Issuer:      M.S. Carriers, Inc.

     Address of Issuer:   3171 Directors Row
                          Memphis, TN  38116

                    M.S. CARRIERS, INC.'S RETIREMENT SAVINGS PLAN

                                REQUIRED INFORMATION

                                                                       Page
                                                                       ----


Independent Auditor's Report                                             2

Statement of Net Assets Available for Benefits with
        Fund Information - December 31, 1995                             3

Statement of Net Assets Available for Benefits with
        Fund Information - December 31, 1994                             4

Statement of Changes in Net Assets Available for Benefits
        with Fund Information for the Year Ended
        December 31, 1995                                                5

Notes to Financial Statements                                          6-9

Supplemental Schedules

     Item 27(a) - Schedule G, Part I - Schedule of Assets
     Held for Investment Purposes                                       10

     Item 27(d) - Schedule G, Part V - Schedule of Reportable
       Transactions                                                     11

Consent of Independent Accountants                                      12

Signatures                                                              13

Independent Auditor's Report
- ----------------------------

To The Trustees
M.S. Carriers, Inc. Retirement Savings Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits with fund information of M.S. Carriers, Inc.
Retirement Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of M.S. Carriers, Inc. Retirement Savings Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and of reportable transactions for the year then ended are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.

                                              The Thompson Group, PLC

June 26, 1996


                       M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

             Statement of Net Assets Available for Benefits with Fund Information
                                   December 31, 1995
                    -------------------------------------------------


                                M.S. Carriers,
                                 Inc. Common     GIC         Bond      Equity    Participant
                                  Stock Fund     Fund        Fund       Fund        Loans           Total
                                --------------  ------      ------     -------     ------       ------------

Assets

Cash                             $   15,581      $      -    $      -  $      -    $        -   $     15,581

Investments (notes 2, 3 and 4)
 M.S. Carriers, Inc. common
  stock                           8,038,760             -           -         -             -      8,038,760
 CMA Money Fund                     254,591             -           -         -             -        254,591
 Merrill Lynch Retirement
  Preservation Trust                      -       726,184           -         -             -        726,184
 Merrill Lynch Federal
  Securities Trust                        -             -     291,223         -             -        291,223
 Merrill Lynch Capital Fund               -             -           -   687,531             -        687,531
 Loans to participants                    -             -           -         -     1,206,658      1,206,658
                                 ----------      --------    --------  --------    ----------     ----------
                                  8,293,351       726,184     291,223   687,531     1,206,658     11,204,947


Receivables
 Participant contributions           86,457        14,459       5,499    15,164             -        121,579
 Employer contributions              81,430             -           -         -             -         81,430
 Accrued income                         110           330           -         -             -            440
                                     ------         -----       -----     -----        ------         ------

                                    167,997        14,789       5,499    15,164             -        203,449
                                    -------        ------       -----    ------        ------        -------

Net assets available for
  benefits                       $8,476,929      $740,973    $296,722  $702,695    $1,206,658   $ 11,423,977
                                 ----------      --------    --------  --------    ----------    -----------
                                 ----------      --------    --------  --------    ----------    -----------


                                    The accompanying notes are an integral
                                    part of these financial statements.


                                                           - 3 -


                       M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

             Statement of Net Assets Available for Benefits with Fund Information
                                   December 31, 1994
                    -------------------------------------------------


                                M.S. Carriers,
                                 Inc. Common     GIC         Bond      Equity    Participant
                                  Stock Fund     Fund        Fund       Fund        Loans           Total
                                --------------  ------      ------     -------     ------       ------------

Assets

Investments (notes 2, 3 and 4)
 M.S. Carriers, Inc. common
  stock                           7,045,869             -           -         -             -      7,045,869
 CMA Money Fund                     113,840             -           -         -             -        113,840
 Merrill Lynch Retirement
  Preservation Trust                      -       390,022           -         -             -        390,022
 Merrill Lynch Federal
  Securities Trust                        -             -     143,499         -             -        143,499
 Merrill Lynch Capital Fund               -             -           -   305,551             -        305,551
 Loans to participants                    -             -           -         -       779,634        779,634
                                 ----------      --------    --------  --------    ----------     ----------
                                  7,159,709       390,022     143,499   305,551       779,634      8,778,415


Receivables
 Participant contributions           19,117         3,736       1,529     2,171             -         26,553
 Employer contributions              18,176             -           -         -             -         18,176
 Accrued income                          32           116           -         -             -            148
                                     ------         -----       -----     -----        ------         ------

                                     37,325         3,852       1,529     2,171             -         44,877
                                    -------        ------       -----    ------        ------        -------

Net assets available for
  benefits                       $7,197,034      $393,874    $145,028  $307,722    $  779,634   $  8,823,292
                                 ----------      --------    --------  --------    ----------    -----------
                                 ----------      --------    --------  --------    ----------    -----------


                                    The accompanying notes are an integral
                                    part of these financial statements.


                                                           - 4 -


                    M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

     Statement of Changes in Net Assets Available for Benefits with Fund Information
                          For the Year Ended December 31, 1995
              ----------------------------------------------------------

                                  M.S. Carriers,
                                   Inc. Common     GIC         Bond          Equity       Participant
                                    Stock Fund     Fund        Fund           Fund           Loans           Total
                                  --------------   ----        ----          ------        ----------      ------------

Additions to net assets
 attributed to:
  Contributions
   Participants                     $1,893,113   $ 403,879    $ 151,631    $ 308,754     $        -       $ 2,757,377
   Employer                          1,049,375           -            -            -              -         1,049,375
   Rollovers from other plans          218,691           -            -            -              -           218,691
                                    ----------   ---------    ---------    ---------     ----------       -----------
                                     3,161,179     403,879      151,631      308,754              -         4,025,443

  Investment income (note 2)
   Dividends and interest               13,823      29,923       15,147       66,499         82,279           207,671
   Net appreciation (depreciation)
    in fair value of investments      (646,860)          -       14,960       68,709              -          (563,191)
                                    -----------  ---------    ----------    ---------    ----------       -----------
                                      (633,037)     29,923       30,107      135,208         82,279          (355,520)
                                    -----------  ---------    ----------    ---------    -----------      -----------
       Total additions               2,528,142     433,802      181,738      443,962         82,279         3,669,923


Deductions from net assets
attributed to:
  Benefits paid to participants
  (notes 1 and 2)                     (961,762)    (61,693)     (20,040)     (25,743)             -        (1,069,238)
                                    -----------  ---------    ----------    ---------    -----------       -----------
Net increase prior to interfund
  transfers                          1,566,380     372,109      161,698      418,219         82,279         2,600,685
Interfund transfers                   (286,485)    (25,010)     (10,004)     (23,246)       344,745                 -
                                    -----------  ---------    ----------    ---------    -----------       -----------
Net increase                         1,279,895     347,099      151,694      394,973        427,024         2,600,685

Net assets available for benefits
 Beginning of year                   7,197,034     393,874      145,028      307,722        779,634         8,823,292
                                    ----------   ---------    ---------     ---------    -----------       -----------

 End of year                        $8,476,929   $ 740,973    $ 296,722    $ 702,695     $1,206,658       $11,423,977
                                    ----------   ---------    ---------    ---------     ----------       ------------
                                    ----------   ---------    ---------    ---------     ----------       ------------

                                 The accompanying notes are an integral
                                   part of these financial statements.


                                                  - 5 -



                        M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

                                 Notes to Financial Statements
                                  December 31, 1995 and 1994

                         --------------------------------------------

Note 1 - Description of the Plan

The following description of M.S. Carriers, Inc. Retirement Savings Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The M.S. Carriers, Inc. Retirement Savings Plan (the Plan) is a defined contribution plan available to all full-time employees of M.S. Carriers, Inc. (the Company) who are eighteen years of age or older and who have completed six months of service. The Plan is qualified under section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer up to 15% of their annual compensation subject to Internal Revenue Service limitations. The Company will match 50% of each participant's contribution up to a maximum of 3% of each participant's compensation. As required by the Plan, all Company matching contributions and rollover contributions are invested in the M.S. Carriers, Inc.
Common Stock Fund.

Participant accounts

Participants may direct their contributions into four different investment funds which include the M.S. Carriers, Inc. Common Stock Fund, the GIC Fund, the Bond Fund, and the Equity Fund (see note 3). All Plan assets are held by Merrill Lynch Trust Company of America. The value of a participant's account is the contributions made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Participants vest in the Company's matching contributions and related earnings based upon years of service.
A participant is 100% vested after five years of credited service. In the event of death, disability or normal retirement age (65), participants become 100% vested in all account balances.


Forfeitures

If an employee terminates before his or her matching contribution account has become fully vested, such portion of the account is forfeited. Participant forfeitures are applied to reduce the Company's matching contributions for the succeeding Plan year. Forfeitures totaled $69,657 in 1995 and $55,459 in 1994.

                      M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

                              December 31, 1995 and 1994
                     ---------------------------------------------


Note 1 - Description of the Plan (continued)


Plan termination

The Company has the right to modify or terminate the Plan at any time, subject to the provisions of ERISA and the Plan Agreement. In the event of termination, the Plan provides that all affected participants' interests will become fully vested and nonforfeitable. At present, the Company has no plans or intentions to terminate the Plan.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $3,500, the Plan requires that the distribution be made in the form of a lump sum payment without the consent of the participant.

Administrative expenses

The Company provides the Plan with certain management and administrative services for which no fees are charged.


Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's share of the market value of fund holdings or are based upon quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

Interest and dividends

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                 M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

                          December 31, 1995 and 1994
                 ---------------------------------------------


Note 3 - Investments

Participants may direct their voluntary contributions into one of four investment options as follows:

    M.S. Carriers, Inc. Common Stock Fund - This fund invests solely in M.S. Carriers, Inc. common stock.

    GIC Fund - This fund invests primarily in guaranteed investment contracts through the Merrill Lynch
    Retirement Preservation Trust.

    Bond Fund - This fund invests in high yield government bonds, which involve moderate risk, through the Merrill
    Lynch Federal Securities Trust.

    Equity Fund - This fund invests in various common stocks and corporate bonds through the Merrill Lynch
    Capital Fund.

As of December 31, 1995, the fair value of individual investments which represent five percent or more of the Plan's net assets is as follows:

        M.S. Carriers, Inc. Common Stock Fund            $ 8,038,760
        Loans to participants                              1,206,658
        Merrill Lynch Retirement Preservation Trust          726,184
        Merrill Lynch Capital Fund                           687,531


Note 4 - Loans to participants

Participants may borrow the lesser of $50,000 or 50% of their vested fund account balance. Loan repayment periods range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of December 31, 1995, interest rates on loans to participants ranged from 7.25% to 10%. Principal and interest is repaid ratably through payroll deductions.

Note 5 - Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits for financial reporting purposes to the Form 5500 as filed by the Plan for the years ended December 31, 1995 and 1994:


                                                1995                1994
                                           -------------       ------------
   Net assets available for benefits for
    financial reporting purposes           $  11,423,977        $ 8,823,292
   Benefit claims payable to participants        133,490            240,403
                                             -----------         ----------

    Net assets per Form 5500               $  11,290,487        $ 8,582,889
                                             -----------         ----------
                                             -----------         ----------

                               - 8 -

             M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN

                       December 31, 1995 and 1994
             --------------------------------------------

Note 5 - Reconciliation to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants for financial reporting purposes to the Form 5500 as filed by the Plan for the years ended December 31, 1995 and 1994:

                                              1995              1994
                                         --------------     --------------

   Benefits paid to participants for
     financial reporting purposes        $ 1,069,238         $ 1,186,406
   Add:  Benefit claims payable to
     participants in current year            133,490             240,403
   Less:  Benefit claims payable to
     participants in prior year             (240,403)           (132,989)
                                          -----------         -----------

        Benefits paid to participants
          per Form 5500                  $   962,325           1,293,820
                                          -----------         -----------
                                          -----------         -----------

Pending distributions to participants who elected to withdraw from the Plan are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with generally accepted accounting principles.


Note 6 - Tax status

The Internal Revenue Service has, by a determination letter, informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and are, therefore, not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. The Plan's management and administrator believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


Note 7 - Concentration of market risk

As of December 31, 1995, the Plan, under the direction of the participants, has invested a majority of its assets in M.S. Carriers, Inc. common stock. This investment in M.S. Carriers, Inc. common stock approximates 70% of the Plan's net assets available for benefits. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

                      M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN
                            Item 27(a) - Schedule G, Part I -
                    Schedule of Assets Held for Investment Purposes
                           EIN:  62-1014070 / Plan Number:  002
                                   December 31, 1995
                    ------------------------------------------------

    Units/                                                           Current
(a) Shares  (b) Identity of Issue/Description         (d) Cost      (e) Value
- ----------  ---------------------------------        ---------     ----------

            M.S. Carriers, Inc. Common Stock Fund
            -------------------------------------

*401,938    M.S. Carriers, Inc. common stock         $7,296,442    $8,038,760

 254,591    CMA Money Fund                              254,591       254,591
                                                     ----------    -----------

                                                      7,551,033     8,293,351


            GIC Fund
            --------

 726,184    Merrill Lynch Retirement Preservation
              Trust                                     726,184       726,184


            Bond Fund
            ---------

  29,777    Merrill Lynch Federal Securities
              Trust                                     284,433       291,223


            Equity Fund
            -----------

  22,505    Merrill Lynch Capital Fund                  644,155       687,531


            Loans to Participants
            ---------------------

            Loans to participants, interest rates
             ranging from 7.25% to 10%                        -     1,206,658
                                                     ----------    ----------

            Total assets held for
            investment purposes                     $ 9,205,805   $11,204,947
                                                     ----------   -----------
                                                     ----------   -----------

*  Represents a related party item.




                               - 10 -


                       M.S. CARRIERS, INC. RETIREMENT SAVINGS PLAN
          Item 27(d) - Schedule G, Part V - Schedule of Reportable Transactions
                         EIN:  62-1014070 / Plan Number:  002
                         For the Year Ended December 31, 1995
          ---------------------------------------------------------------------

There were no category (i) or (ii) reportable transactions during the year ended December 31, 1995.
- ---------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of Plan assets
- ----------------------------------------------------------------------

                                                                                   Current
                       Description                                   Original      Value on
    Identity of            of            Purchase      Selling        Cost of     Transaction    Net Gain
(a) Party Involved    (b)Transaction   (c) Price     (d) Price     (g) Asset    (h) Date        (i) (Loss)
  --------------     ---------------   ----------     --------      ---------   -------------   ---------

M.S. Carriers, Inc.   168,278 shares
common stock          (56 purchases)   $3,373,693    $              $3,373,693   $3,373,693   $         -


                       90,288 shares
                       (68 sales)             -       1,733,942      1,621,566    1,733,942       112,376


CMA Money Fund        5,218,097 units
                      (105 purchases)   5,218,097             -      5,218,097    5,218,097             -

                      5,077,346 units
                      (128 sales)               -     5,077,346      5,077,346    5,077,346             -


GIC Fund - Merrill
Lynch Retirement
Preservation Trust    428,361 units
                      (298 purchases)     428,361             -        428,361      428,361             -

                      92,200 units
                      (13 sales)                -        92,200         92,200       92,200             -



There were no category (iv) reportable transactions during the year ended December 31, 1995.
- --------------------------------------------------------------------------------------------

                      CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in Registration Statement on Form S-8 of our report on the financial statements of the M.S. Carriers, Inc. Retirement Savings Plan included in the Annual Report on Form 11-K of M.S. Carriers, Inc. for the year ended December 31, 1995.

The Thompson Group, PLC


Memphis, Tennessee
June 26, 1995

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               M.S. Carriers, Inc. Retirement Savings Plan


Date:  June 28, 1995           M.S. Carriers, Inc.

                               By:  /s/ Dwight M. Bassett

                                    Dwight M. Bassett

                               Its: Controller